UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the six-month period ended December 31, 2005.

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. For the transition period from _________ to ________________.

Commission File number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:
DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and June 30, 2005	3
Statement of Changes in Net Assets Available for Benefits for the Six-Month Period Ended December 31, 2005	4

Notes to Financial Statements	5-12

Supplemental Schedule:

Form 5500, Schedule H, Line 4(i): Schedule of Assets (Held at End of Year) as of December 31, 2005	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Organization, Compensation, and Nominating Committee of the Board of Directors of Dominion Resources, Inc. and the Trustee and Participants of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by United Gas Workers Union, Local 69 - Division I, SEIU, AFL-CIO
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by United Gas Workers Union, Local 69 - Division I, SEIU, AFL-CIO (the “Plan”) as of December 31, 2005 and June 30, 2005, and the related statement of changes in net assets available for benefits for the six-month period ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and June 30, 2005, and the changes in net assets available for benefits for the six-month period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia
June 16, 2006

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	June 30,
	2005	2005
Assets:
Participant-Directed Investments	$110,351,358	$106,615,007
Receivables	142,745	129,170
Cash	--	2,313

Total Assets	110,494,103	106,746,490

Liabilities:
Payables for Investments Purchased	149,710	66,089

NET ASSETS AVAILABLE FOR BENEFITS	$110,344,393	$106,680,401

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
SIX-MONTH PERIOD ENDED DECEMBER 31, 2005

Additions:
Investment Income:
Dividends	$867,678
Interest	19,054
Net Appreciation in Fair Value of Investments	3,234,709
Income from Master Trust	1,221,116

Total Investment Income	5,342,557

Contributions:
Participant	1,073,937
Employer	608,628
Total Contributions	1,682,565

Total Additions	7,025,122

Deductions:
Benefits Paid to Participants	3,064,403
Administrative Expenses	15,257

Total Deductions	3,079,660

NET INCREASE IN NET ASSETS BEFORE TRANSFER	3,945,462

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN TO OTHER PLANS	(281,470)

NET INCREASE	3,663,992

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	106,680,401

End of Year	$110,344,393

The accompanying notes are an integral part of these financial statements.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION,
LOCAL 69 - DIVISION I, SEIU, AFL-CIO

NOTES TO FINANCIAL STATEMENTS

1.        DESCRIPTION OF PLAN

The following description of the Thrift Plan of the Peoples Natural Gas Company for Employees Represented by the United Gas Workers Union, Local No. 69 - Division I, SEIU, AFL-CIO (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.   GENERAL - The Plan is a defined contribution plan covering union-eligible employees of Peoples Natural Gas Company (the Employer). The Employer is a wholly-owned subsidiary of Consolidated Natural Gas Company (the Company or CNG). CNG is a wholly-owned subsidiary of Dominion Resources, Inc. (Dominion). The Plan administrator is Dominion Resources Services, Inc. (a subsidiary of Dominion). Custody of Plan assets resides with Mellon Bank, N.A., who also serves as the Plan’s Trustee (Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employee and employer contributions are made pursuant to the terms of the Plan and are held in funds administered by the Trustee under two declarations of trust; i.e., the Long-Term Thrift Trust and the Short-Term Thrift Trust (the Trusts).

The Trusts are maintained in accordance with the Plan’s provision to provide for the custody and investment of employee and employer contributions.

b.   CONTRIBUTIONS - Under the Plan, participants may contribute not less than 2% and not more than 50% of their earnings each pay period, in increments of 1%. The contributions are subject to applicable Internal Revenue Code (IRC) limitations. The Employer’s matching contribution is based upon the participant’s contribution rate and length of service. The following table summarizes the ranges of Employer matching contribution rates based on years of service.

Years of Service	Ranges of Company Match

Less than 20	0% to 5%
Between 20 to 30	0% to 7.5%
30 or more	0% to 10%

c.   PARTICIPANT ACCOUNTS - Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Retiring participants may elect to receive an amount equal to their vested Long-Term Thrift Trust account balance either in a lump sum, annuity, or in installments. The lump sum or installment payment election is only available for those with account balances in excess of $5,000.

For terminations other than retirements, participants can only receive their vested Long-Term Thrift Trust account balance as a lump sum distribution. Upon termination and retirement, participants can elect to receive their Short-Term Thrift Trust account balance as a lump sum distribution or as an annuity. The annuity election is only available to retiring participants with account balances in excess of $5,000.

d.	PARTICIPANTS - Each union employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.
VESTING - Participants immediately vest in their contributions and earnings thereon. Participants vest in the Employer’s matching contribution and earnings thereon after five years of credited service.

f.
FORFEITED ACCOUNTS - At December 31, 2005, forfeited nonvested accounts totaled $666. There were no forfeited nonvested accounts at June 30, 2005. These accounts are used to reduce future Employer contributions.

g.   INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct contributions in any option (except the loan fund) in 1% increments totaling to 100%. Investment options are valued daily. Changes in investment options may be made at any time and become effective with the subsequent pay period. Participants can make unlimited transfers among existing funds. As discussed in Note 1.k., effective July 6, 2005, the Plan provides for employee and employer contributions to be invested in the following based on information contained in the funds’ prospectus:

Short-Term Thrift Trust

(1)  Interest in Master Trust:

  Money Market Fund (1)

Long-Term Thrift Trust

(1)      Common Stock:

Dominion Stock Fund

(2)   Interest in Master Trusts:

Certus Stable Value Fund (Certus Fund)

Diversified Equity Fund (2)

(3)    Mutual Funds:

Small Cap Value Fund

Euro Pacific Growth Fund

(4) Common/Collective Trusts:

Northern Trust Global Securities - Aggressive Growth

Northern Trust Global Securities - Conservative

Northern Trust Global Securities - Moderate

EB Mellon Total Return Fund

Mellon S&P 500 Index Daily Fund

(1) Effective December 29, 2005, participant investments that had been invested in the Money Market Fund were invested in the Certus Fund.

(2) See Note 5.

Employer Contributions:

All Employer contributions are invested in the Long-Term Thrift Trust based on participants’ election of investment options.

h.   PARTICIPANT LOANS - Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The maximum loan amount is the least of:

•	3 months base pay,
•	50% of the vested account balance, or
•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months).

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans bear fixed interest at a rate commensurate with local prevailing rates at the time the loan is issued as determined by the Trustee.

Participants make principal and interest payments to the Plan on a monthly basis through payroll deductions. The payments are deposited in the participant’s account and invested in accordance with the participant’s then current investment elections. Defaults result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.    PAYMENT OF BENEFITS - Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either an amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant reaches age 70 1/2. There were no amounts payable to participants at December 31, 2005 or June 30, 2005.

j.
FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.
PLAN CHANGES - In June 2005, the Plan approved the following changes to participant investment offerings, effective July 6, 2005: The underlying investments for the Capital Guardian Balanced - Aggressive Growth Fund, Capital Guardian Balanced - Conservative Balanced Fund, and Capital Guardian Balanced - Moderate Fund (the Balanced Funds) were replaced. The Balanced Funds managed by Capital Guardian Trust Company were transferred to similar balanced funds managed by Northern Trust Global Securities.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.
RISKS AND UNCERTAINTIES - The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

d.    VALUATION OF INVESTMENTS:

(1)	Dominion Stock Fund - Investments in Dominion common stock are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the plan year.

(2)
Investment in CNG Master Trust and Dominion Master Trust (Master Trusts) - The fair value of the Plan’s interest in the Master Trusts is based on the beginning of the month value of the Plan’s interest in the Master Trusts plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Master Trusts, with the exception of guaranteed investment contracts held by the Certus Fund.

The Certus Fund invests primarily in benefit-responsive guaranteed investment contracts, which are stated at contract value. Contract value represents contributions and income earned in the fund, less withdrawals and administrative expenses.

(3)
Investment in Dresdner Fund - The Dresdner Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year.

(4)	Mutual Funds - Investments in mutual funds are stated at fair value using quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

(5)
Common/Collective Trusts - Investments in common/collective trust funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank (or trust company) sponsoring such funds by dividing the fund’s net assets by its units outstanding at the valuation dates.

(6)	Loans to Participants - Participant loans are valued at the outstanding loan balances.

e.        INVESTMENT INCOME - Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recognized on the ex-dividend date. Dividends received on all shares of company stock are reinvested in additional shares of Dominion common stock. Interest income is recorded based on the accrual basis.

Diversified Equity Fund units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net appreciation in the fair value of investments from mutual fund and common/collective trust holdings includes dividend and interest income and realized and unrealized appreciation and depreciation.

f.	EXPENSES - The Plan’s expenses are accrued as incurred and are paid by the Plan or the Employer, as provided by the Plan document.

g.	PAYMENT OF BENFITS - Distributions from the Plan are recorded on the valuation date when a participant’s valid withdrawal request is processed by the recordkeeper.

h.
CONCENTRATION OF INVESTMENTS - Included in the Plan’s net assets available for benefits at December 31, 2005 and June 30, 2005, are investments in Dominion common stock amounting to approximately $46 million and $45 million, respectively, whose value could be subject to change based upon market conditions and company performance.

i.
TRANSFERS - Along with the plan, Dominion also sponsors several other savings plans for employees of its subsidiaries. If participants change employment to a different covered subsidiary during the year, their account balances are transferred into the corresponding plan.

3.  INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,	June 30,
	2005	2005

Interest in Certus Fund	$45,317,931	$43,404,892
Dominion Stock Fund	46,282,958	45,121,367

From July 1, 2005 through December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Investments at Fair Value:
Mutual Funds	$464,382
Dominion Stock Fund	2,291,705

Investments at Estimated Fair Value:
Common/Collective Trusts	478,622

Total	$3,234,709

4.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

5.   PLAN INTEREST IN MASTER TRUST

The Plan’s investment in the Certus Fund is held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. Mellon Bank, N.A., holds the assets of the Dominion Master Trust.

Certus Fund - At both December 31, 2005 and June 30, 2005, the Plan’s interest in the net assets of the Certus Fund was approximately 7%. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the value of the undivided investments in the Certus Fund:

	December 31,	June 30,
	2005	2005

Guaranteed Investment Contracts (contract value)	$610,630,337	$593,732,255
Registered Investment Companies	7,420,613	11,192,981
Short-term Investment Fund (estimated fair value)	18,297,536	15,957,133
Interest Receivable	2,205,651	2,037,544
Total	$638,554,137	$622,919,913

Investment income for the Certus Fund is as follows:

Registered investment companies	$487,314
Net Investment Appreciation	487,314

Interest	27,680,666
Less: Investment Expenses	(1,091,198)
Total	$27,076,782

The aggregate fair value of the benefit-responsive investment contracts and short-term investments of the Certus Fund at December 31, 2005 and June 30, 2005 was $635 million and $630 million. The average yield on assets at December 31, 2005 and June 30, 2005 was estimated at 4.62% and 4.64%, respectively. The average duration of investment contracts within the Certus Fund at December 31, 2005 and June 30, 2005 was 3.06 and 3.00 years, respectively. The crediting interest rates used to determine fair value for the contracts as of December 31, 2005 ranged from 2.74% to 6.23%. The crediting rates on certain of these contracts reset periodically, based upon individual contract terms, and have interest rates of not less than 0%. In the event of certain Plan-initiated events, such as premature termination of the contracts by the Plan, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives, contracts will not be eligible for book value disbursements. Such events may cause liquidation of all or a portion of a contract at a market value adjustment.

Dresdner Fund - Effective December 29, 2005, participant investments that had been invested in the Diversified Equity Fund were invested in the Dresdner Fund. As of December 31, 2005, the Plan’s interest in the net assets of the Dresdner Fund was approximately 7%. Investment income and administrative expenses relating to the Dresdner Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The following tables present the value of the undivided investments (and related investment income) in the Dresdner Fund:

December 31, 2005

Corporate Stocks	$51,918,696
Short-term Investment Fund (estimated fair value)	2,119,170
Registered Investment Companies	8,066,395
Payables	(59,143)
Total	$62,045,118

6.   FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Internal Revenue Service has determined and informed the Employer by a letter dated August 12, 2003, that the Plan was designed in accordance with applicable IRC requirements. The Employer and Plan administrator believe that the Plan is currently designed and has been operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common / Collective Trusts and the Master Trusts managed by Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and June 30, 2005, the Plan held 599,525 and 614,816 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $36 million and $34 million at December 31, 2005 and June 30, 2005, respectively. During the period July 1, 2005 through December 31, 2005, the Plan recorded dividend income of approximately $1 million.

8.   SUBSEQUENT EVENT

A new collective bargaining agreement between the Employer and the United Gas Workers Union Local 69 - Division I, UWUA, AFL-CIO was adopted June 10, 2004. A summary of the significant changes to the Plan resulting from the collective bargaining agreement is presented below. These changes were reflected as a plan amendment effective January 1, 2006.

A new Plan name was adopted as of January 1, 2006. The new Plan name is Dominion Peoples Gas Union Savings Plan. Also, the Plan year changes to a calendar year effective January 1, 2006.

Allowable Employee Contributions

2% - 15% of compensation on a pre-tax basis
2% - 20% of compensation on an after-tax basis
2% - 20% of compensation on a combination of pre-tax or after-tax basis

Employer Match

Less than 20 years of service-50% match (up to 3% of compensation)
20 or more years of service-66.7% match (up to 4% of compensation), Employer match is invested in the Dominion Stock Fund

Investment Options

There are 14 investment funds that offer a wide range of investment choices. Employees may allocate their assets among the following investment options:

Certus Stable Value Fund	Large Cap Value Fund
EB Mellon Total Return Fund	Dresdner Large Cap Growth Fund
Capital Guardian Balanced - Conservative	Small Cap Value Fund
Capital Guardian Balanced - Moderate	Small Cap Growth Fund
Capital Guardian Balanced - Aggressive Growth	Euro Pacific Growth Fund
Mellon S&P 500 Index Daily Fund	Real Estate Fund
Wilshire 4500 Index Fund	Dominion Stock Fund

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY
FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
FORM 5500, SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Description	Value

Dominion Stock Fund*	$46,282,958

Common/Collective Trusts
EB Mellon Total Return Fund*	380,638
Mellon S&P 500 Index Daily Fund*	4,626,728
EB Temporary Investment Fund*	72,149
Northern Trust Global Securities - Conservative	242,984
Northern Trust Global Securities - Moderate	1,134,616
Northern Trust Global Securities - Aggressive Growth	2,522,329
8,979,444

Mutual Funds
Euro Pacific Growth Fund	2,271,969
Small Cap Value Fund	2,744,375
5,016,344

Loans to Participants (range of interest rates - 7.25%-8.00%)	478,296

TOTAL	$60,757,042

* A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF THE PEOPLES NATURAL GAS COMPANY FOR EMPLOYEES REPRESENTED BY UNITED GAS WORKERS UNION, LOCAL 69 - DIVISION I, SEIU, AFL-CIO (name of plan)

Date: June 22, 2006	/s/ Anne M Grier Anne M Grier Chair, Dominion Resources Services, Inc. Administrative Benefits Committee